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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53415

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Murphy Van Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1407 Rte. 9, Bldg. 1, Suite 4
(No. and Street)

Clifton Park (City) New York (State) 12065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Murphy (518) 383-8411
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott, Stackrow & Co., CPA's, P.C.
(Name — *if individual, state last, first, middle name*)

314 Hoosick Street (Address) Troy (City) New York (State) 12180 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 20 2003

OATH OR AFFIRMATION

I, Michael E. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murphy Van Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BARBARA CHIZNIAK
Notary Public, State of New York
Qualified in Saratoga County
Commission Expires 8-21-06

Signature

~~President~~ CFO
Title

Barbara Chizniak 02.28.2003
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURPHY VAN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MURPHY VAN SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2002

Scott, Stackrow & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

To the Board of Directors
Murphy Van Securities, Inc.
Albany, New York

We have audited the accompanying balance sheets of Murphy Van Securities, Inc. as of December 31, 2002, and the related statement of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murphy Van Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Scott, Stackrow & Co. CPA's, P.C.

Troy, New York
February 25, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 1,600
Brokerage fees payable	9,031
Income taxes payable	3,295
Total Liabilities	13,926
Stockholders' Equity	
Common stock - no par value, 200 shares authorized 200 shares issued and outstanding	10,000
Additional paid in capital	10,000
Retained earnings	12,961
Total Stockholders' Equity	32,961
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 46,887

The accompanying notes are an integral part of these financial statements.

MURPHY VAN SECURITIES, INC.
STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Income	
Commission income	$ 296,065
Interest and dividends	371
Total Income	296,436
Operating Expenses	
Management fees	236,540
Officer compensation	13,500
Bank charges	112
Professional fees	1,600
Amortization expense	56
Insurance	400
Assessment fees and clearing charges	21,384
Miscellaneous	58
Total Operating Expenses	273,650
Net Income Before Provision for Taxes	22,786
Income Tax Expense	3,495
Net Income	19,291
Retained earnings (deficit), beginning	(6,330)
Retained earnings, ending	$ 12,961

The accompanying notes are an integral part of these financial statements.

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MURPHY VAN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities	
Net income	$ 19,291
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	56
(Increase) in:	
Accounts receivable	(14,862)
Prepaid expenses	(3,984)
Increase in:	
Accounts payable	1,600
Brokerage fees payable	9,031
Income taxes payable	3,295
Net Cash Provided by Operating Activities	14,427
Cash Flows From Financing Activities	
Repayment of officer loan	(15,000)
Contributed capital	10,000
Net Cash Used by Financing Activities	(5,000)
Net Increase in Cash and Cash Equivalents	9,427
Cash and Cash Equivalents, January 1,	18,422
Cash and Cash Equivalents, December 31,	$ 27,849

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest	$ 0
Taxes	200

MURPHY VAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Murphy Van Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides brokerage services for equity securities from its location in Clifton Park, New York.

Income Taxes

The Company reports income for tax purposes on the cash basis.

Amortization

Amortization expense related to capitalized organization expenditures and is calculated using straight line method.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided.

Cash Equivalents

Cash equivalents consist of money market funds and commercial paper with original maturities of 90 days or less. Certificates of deposit and other securities with original maturities in excess of 90 days are classified as short-term investments. Cash equivalents are carried at cost which approximates market.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company paid management fee expenses to a related company. The fees were paid under a management agreement between the companies and amounted to $236,540 in 2002.

To the Board of Directors
Murphy Van Securities, Inc.
Clifton Park, New York

Our report on our audit of the basic financial statements of Murphy Van Securities, Inc. for 2002 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report on Schedules I through VIII, inclusive, is presented for the purpose of additional analysis and as required by Rule 17a-5 of the Securities and Exchange Commission, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott, Stackrow & Co. CPA's, P.C.

Troy, New York
February 25, 2003

ADDITIONAL INFORMATION

MURPHY VAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

SCHEDULE I

ASSETS

Assets		
Cash	$	27,849
Accounts receivable		14,862
Prepaid expenses		3,984
Organization costs, net of accumulated amortization of $83		192
TOTAL ASSETS	$	46,887

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	1,600
Brokerage fees payable		9,031
Accrued taxes		3,295
Total Liabilities		13,926
Stockholders' Equity		
Common stock		10,000
Additional paid in capital		10,000
Retained earnings		12,961
Total Stockholders' Equity		32,961
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	46,887

MURPHY VAN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE II

Revenues	
Commissions	$ 296,065
Interest and dividends	371
Total Revenues	296,436
Operating Expenses	
Management fees	236,540
Other expenses	37,110
Total Expenses	273,650
Net Income Before Provision for Income Tax	22,786
Income Tax	3,495
Net Income	$ 19,291

MURPHY VAN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

SCHEDULE III

Total ownership equity from statement of financial condition	$ 32,961
Deductions from net worth	
Prepaid expenses	3,984
Unsecured receivables	7,956
Intangible assets	192
Total Non-Allowable Assets	12,132
Net capital before haircuts on securities positions	20,829
Haircuts on trading securities	0
Net Capital	$ 20,829

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MURPHY VAN SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2002

SCHEDULE IV

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
STOCKHOLDERS' EQUITY				
Balance, January 1, 2002	$ 10,000	$ 0	($ 6,330)	$ 3,670
Add: Net income	0	0	19,291	19,291
Less: Capital contribution	0	10,000	0	10,000
Balance, December 31, 2002	$ 10,000	$ 10,000	$ 12,961	$ 32,961
NET CAPITAL COMPUTATION				
Balance, December 31, 2002 (above)	$ 10,000	$ 10,000	$ 12,961	$ 32,961
Less: Non-allowable Equity:				
Acounts receivable	0	0	(7,956)	(7,956)
Intangible assets, net	0	0	(192)	(192)
Prepaid expenses	0	0	(3,984)	(3,984)
Qualified Equity	10,000	10,000	829	20,829
Less: Haircut on trading securities:	0	0	0	0
Net Capital	$ 10,000	$ 10,000	$ 829	$ 20,829

MURPHY VAN SECURITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2002

SCHEDULE V

Minimum net capital requirement (6 2/3% of $13,926)	$ 928
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	5,000
Net Capital Requirement	$ 5,000
Excess net capital	$ 15,829

Computation of Aggregate Indebtedness

Total liabilities	$ 13,926
Percentage of aggregate indebtedness to net capital $13,926/$20,829	67%

MURPHY VAN SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE VI

Balance, beginning of year	$ 3,670
Net Income	19,291
Capital Contributions	10,000
Balance, end of year	$ 32,961

MURPHY VAN SECURITIES, INC.
STATEMENT OF CASH FLOWS WITH SECURITY INVESTMENTS STATED AT MARKET VALUE
DECEMBER 31, 2002

SCHEDULE VII

Cash Flows From Operating Activities	
Net income	$ 19,291
Non cash items included in net income	
Amortization	56
(Increase) in receivables/prepaid expenses	(18,846)
(Decrease) in payables	13,926
Net Cash Provided by Operating Activities	14,427
Cash Flows From Financing Activities	
Repayment of officer loan	(15,000)
Contribution of capital	10,000
Net Cash Provided by Financing Activities	(5,000)
Net Increase in cash and cash equivalents	9,427
Cash and cash equivalents, January 1, 2002	18,422
Cash and cash equivalents, December 31, 2002	$ 27,849

MURPHY VAN SECURITIES, INC.
NOTES TO FORM X-17A-5 (FOCUS REPORT)
DECEMBER 31, 2002

SCHEDULE VIII

NET CAPITAL REQUIREMENTS

The quarterly unaudited Form X-17A-5, Focus Report, Part II prepared by MGL Consulting for the period ending December 31, 2002, was compared with the audited report at December 31, 2002. Differences resulted from year end adjusting entries.

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Murphy Van Securities, Inc.
Clifton Park, New York

In planning and performing our audit of the financial statements and supplemental schedules of Murphy Van Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Scott, Stackrow & Co. CPA's P.C.

Troy, New York
February 25, 2003